SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Gap, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.05 par value

(Title of Class of Securities)

364760-10-8

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Lauri Shanahan, Esq.

EVP, General Counsel and Chief Compliance Officer

The Gap, Inc.

Two Folsom Street

San Francisco, California 94105

(650) 952-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John E. Aguirre, Esq.	Brett Cooper, Esq.
Wilson Sonsini Goodrich & Rosati,	Orrick, Herrington & Sutcliffe LLP
Professional Corporation	The Orrick Building
650 Page Mill Road	405 Howard Street
Palo Alto, California 94304-1050	San Francisco, CA 94105
(650) 493-9300	(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$22,225,243	$2,615.91

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,969,650 shares of common stock of The Gap, Inc. having an aggregate value of $22,225,243 as of November 21, 2005 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.
(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by The Gap, Inc., a Delaware corporation (“Gap Inc.” or the “Company”), with the Securities and Exchange Commission on November 23, 2005, as amended on December 13, 2005, to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,969,650 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1996 Stock Option and Award Plan, as amended and restated, and its 2002 Stock Option Plan, as amended and restated (formerly known as “Stock Up On Success, The Gap, Inc.’s Stock Option Bonus Program”) (the “eligible options”) and that are held by eligible employees. These eligible options may be exchanged for new options that will be granted under the Company’s 1996 Stock Option and Award Plan (the “new options”) and, depending upon the terms of the eligible options, for cash payments, upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options and Cash Payments, dated November 23, 2005 and amended as of December 13, 2005 (the “Offer to Exchange”), (ii) the related letter from Ken Kennedy, dated November 23, 2005; (iii) the Election Form; and (iv) the Withdrawal Form. An “eligible employee” refers to an employee of Gap Inc. or one of its subsidiaries who holds eligible options, and remains an employee through the date on which the new options are granted.

This Amendment No. 2 is made to report the results of the Exchange Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The tender offer expired at 5:00 p.m., Pacific Time, on December 22, 2005. Pursuant to the Offer, we have accepted for cancellation options to purchase 1,969,275 shares of the Company’s common stock and will grant new options to purchase 1,969,275 shares of the Company’s common stock. In addition, pursuant to the Offer, we will make cash payments in 2005 of $3,633,330 and will enter into promises to pay future cash compensation in amounts to be determined in the future, but not to exceed $8,792,982.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

THE GAP, INC.

/s/ Lauri M. Shanahan
Lauri M. Shanahan EVP, General Counsel and Chief Compliance Officer

Date: December 23, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options and Cash Payments, dated November 23, 2005

(a)(1)(b)*	Letter from Ken Kennedy, dated November 23, 2005

(a)(1)(c)*	Election Form

(a)(1)(d)*	Withdrawal Form

(a)(1)(e)*	Form of Promise to Make Cash Payment

(a)(1)(f)*	Form of Addendum for Stock Option Exchange Program

(a)(1)(g)*	Forms of Reminder E-mails and Voicemails to Employees.

(a)(1)(h)*	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program and Form of Confirmation E-mail to Employees who Withdraw their Eligible Options from the Exchange Offer.

(a)(1)(i)*	Form of E-mail Message to Gap Inc. Leaders from Lauri Shanahan.

(a)(1)(j)*	Form of Stock Option Agreement for New Options for Employees other than Paul Pressler.

(a)(1)(k)	Form of Stock Option Agreement for New Options for Paul Pressler (filed as Exhibit 10.1 to Gap Inc.’s 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562).

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Award Plan, as amended and restated (filed as Appendix C to Gap Inc.’s Definitive Proxy Statement filed on May 14, 2003, and incorporated herein by reference, Commission File No. 1-7562).

(d)(2)	Form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.3 to Gap Inc.’s Form 10-Q for the quarter ended November 3, 2001, Commission File No. 1-7562) and form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit (a)(1)(k) to this Schedule TO).

(d)(3)	Form of Nonqualified Stock Option Agreement for Paul Pressler under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.1 to Gap Inc.’s Form 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562)

Exhibit Number	Description

(d)(4)	2002 Stock Option Plan, as amended and restated (formerly known as “Stock Up On Success, The Gap, Inc.’s Stock Option Bonus Program”) (filed as Exhibit 4.1 to Gap Inc.’s Form S-8 filed on February 12, 2003, and incorporated herein by reference, Commission File No. 333-1032181).

(d)(5)	Form of Nonqualified Stock Option Agreement under Gap Inc.’s 2002 Stock Option Plan (formerly the 1999 Stock Option Plan as amended) (filed as Exhibit 4.6 to Gap Inc.’s Form S-8, and incorporated herein by reference, Commission File No. 333-76523).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.